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Fact Sheet

Consolidated Financial Data - Fourth Quarter, Fiscal 2020

31.7% YoY **37.8% FY** Digital CC growth	**6.4% YoY** **9.8% FY** CC growth	**21.1% Q4** **21.3% FY** Operating margin	**-0.8% CC** **-1.4%** Reported QoQ growth	**$1.65bn Q4** **$9.0bn FY** Large deal signings

Revenue Growth- Q4 20

	Reported	CC
QoQ growth (%)	(1.4)	(0.8)
YoY growth (%)	4.5	6.4

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019	Reported	CC
Digital	1,341	1,318	1,035	29.6	31.7
Core	1,856	1,925	2,025	(8.3)	(6.6)
Total	**3,197**	**3,243**	**3,060**	**4.5**	**6.4**
Digital Revenues as % of Total Revenues	*41.9*	*40.6*	*33.8*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019	Reported	CC
Financial services	31.3	31.5	31.6	3.5	5.7
Retail	15.5	15.3	15.9	2.6	4.2
Communication	13.0	13.0	13.5	(0.1)	3.1
Energy, Utilities, Resources & Services	12.9	12.8	12.7	5.4	7.3
Manufacturing	10.1	10.3	10.0	5.8	7.4
Hi Tech	7.9	7.6	7.7	7.3	7.7
Life Sciences	6.4	6.7	6.0	11.7	11.9
Others	2.9	2.8	2.6	18.4	21.1
Total	**100.0**	**100.0**	**100.0**	**4.5**	**6.4**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019	Reported	CC
North America	61.6	61.3	61.2	5.1	5.5
Europe	24.4	24.4	24.0	6.4	9.6
Rest of the world	11.4	11.5	12.5	(4.8)	1.8
India	2.6	2.8	2.3	19.5	22.3
Total	**100.0**	**100.0**	**100.0**	**4.5**	**6.4**

Client Data

	Quarter ended		
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Number of Clients			
Active	1,411	1,384	1,279
Added during the period (gross)	84	84	101
Number of million dollar clients*			
1 Million dollar +	718	705	662
10 Million dollar +	234	232	222
50 Million dollar +	61	61	60
100 Million dollar +	28	28	25
Client contribution to revenues			
Top client	3.1%	3.0%	3.3%
Top 10 clients	18.7%	18.9%	19.7%
Top 25 clients	34.1%	34.2%	35.0%
Repeat business	95.9%	97.2%	95.2%
Days Sales Outstanding	69	73	66

*LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Effort			
Onsite	27.6	27.7	28.7
Offshore	72.4	72.3	71.3
Utilization			
Including trainees	79.0	80.4	78.9
Excluding trainees	83.5	84.4	82.3

Revenue per Employee

(In US $ K)

	Quarter ended		
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Revenue per Employee - Consolidated	54.1	54.4	54.0

Employee Metrics

(Nos.)

	Quarter ended		
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Total employees	2,42,371	2,43,454	2,28,123
S/W professionals	2,28,449	2,29,658	2,14,727
Sales & Support	13,922	13,796	13,396
Attrition % (Annualized Standalone)	18.2%	17.6%	18.3%
Attrition % (Annualized Consolidated)	20.7%	19.6%	20.4%
% of Women Employees	37.8%	37.8%	36.7%

Consolidated statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Mar 31, 2020	Mar 31, 2019	Growth % Q4 20 over Q4 19	Dec 31, 2019	Growth % Q4 20 over Q3 20
Revenues	**3,197**	**3,060**	**4.5**	**3,243**	**(1.4)**
Cost of sales	2,133	2,028	5.2	2,159	(1.2)
Gross Profit	**1,064**	**1,032**	**3.1**	**1,084**	**(1.8)**
Operating Expenses:					
Selling and marketing expenses	161	174	(7.5)	169	(4.7)
Administrative expenses	229	200	14.5	204	12.3
Total Operating Expenses	**390**	**374**	**4.3**	**373**	**4.6**
Operating Profit	**674**	**658**	**2.6**	**711**	**(5.2)**
Operating Margin %	***21.1***	***21.5***	***(0.4)***	***21.9***	***(0.8)***
Other Income, net[1]	84	94	(10.6)	116	(27.6)
Finance cost[2]	(6)	-	-	(6)	-
Profit before income taxes	**752**	**752**	**0.0**	**821**	**(8.4)**
Income tax expense	160	171	(6.4)	194	(17.5)
Net Profit	**592**	**581**	**1.9**	**627**	**(5.6)**
Minority Interest	2	1	-	1	-
Net Profit (after minority interest)	**590**	**580**	**1.7**	**626**	**(5.7)**
Basic EPS ($)	**0.14**	**0.13**	**4.2**	**0.15**	**(5.7)**
Diluted EPS ($)	**0.14**	**0.13**	**4.2**	**0.15**	**(5.7)**

Consolidated statement of Comprehensive Income for year ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Mar 31, 2020	Mar 31, 2019	Growth %
Revenues	**12,780**	**11,799**	**8.3**
Cost of sales	8,552	7,687	11.3
Gross Profit	**4,228**	**4,112**	**2.8**
Operating Expenses:			
Selling and marketing expenses	664	638	4.1
Administrative expenses	840	778	8.0
Total Operating Expenses	**1,504**	**1,416**	**6.2**
Operating Profit	**2,724**	**2,696**	**1.0**
Operating Margin %	***21.3***	***22.8***	***(1.5)***
Other Income, net[1]	395	411	(3.9)
Finance cost[2]	(24)	-	-
Reduction in the fair value of Disposal Group held for sale[3]	-	(39)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[4]	-	(65)	-
Profit before income taxes	**3,095**	**3,003**	**3.1**
Income tax expense[5]	757	803	(5.7)
Net Profit	**2,338**	**2,200**	**6.3**
Minority Interest	7	1	-
Net Profit (after minority interest)	**2,331**	**2,199**	**6.0**
Basic EPS ($)	**0.55**	**0.51**	**8.3**
Diluted EPS ($)	**0.55**	**0.51**	**8.2**

Consolidated statement of Comprehensive Income for three months ended,
(As per IFRS)

In ₹crore, except per equity share data

Particulars	Mar 31, 2020	Mar 31, 2019	Growth % Q4 20 over Q4 19	Dec 31, 2019	Growth % Q4 20 over Q3 20
Revenues	**23,267**	**21,539**	**8.0**	**23,092**	**0.8**
Cost of sales	15,501	14,283	8.5	15,373	0.8
Gross Profit	**7,766**	**7,256**	**7.0**	**7,719**	**0.6**
Operating Expenses:					
Selling and marketing expenses	1,172	1,226	(4.4)	1,204	(2.7)
Administrative expenses	1,667	1,412	18.1	1,451	14.9
Total Operating Expenses	**2,839**	**2,638**	**7.6**	**2,655**	**6.9**
Operating Profit	**4,927**	**4,618**	**6.7**	**5,064**	**(2.7)**
Operating Margin %	***21.2***	***21.4***	***(0.2)***	***21.9***	***(0.7)***
Other Income, net[1]	614	665	(7.7)	827	(25.8)
Finance cost[2]	(45)	-	-	(42)	-
Profit before income taxes	**5,496**	**5,283**	**4.0**	**5,849**	**(6.0)**
Income tax expense	1,161	1,205	(3.7)	1,383	(16.1)
Net Profit	**4,335**	**4,078**	**6.3**	**4,466**	**(2.9)**
Minority Interest	14	4	-	9	-
Net Profit (after minority interest)	**4,321**	**4,074**	**6.1**	**4,457**	**(3.1)**
Basic EPS (₹)	**10.19**	**9.37**	**8.7**	**10.51**	**(3.1)**
Diluted EPS (₹)	**10.18**	**9.36**	**8.7**	**10.50**	**(3.1)**

Consolidated statement of Comprehensive Income for year ended,
(As per IFRS)

In ₹crore, except per equity share data

Particulars	Mar 31, 2020	Mar 31, 2019	Growth %
Revenues	**90,791**	**82,675**	**9.8**
Cost of sales	60,732	53,867	12.7
Gross Profit	**30,059**	**28,808**	**4.3**
Operating Expenses:			
Selling and marketing expenses	4,711	4,473	5.3
Administrative expenses	5,974	5,455	9.5
Total Operating Expenses	**10,685**	**9,928**	**7.6**
Operating Profit	**19,374**	**18,880**	**2.6**
Operating Margin %	***21.3***	***22.8***	***(1.5)***
Other Income, net[1]	2,803	2,882	(2.7)
Finance cost[2]	(170)	-	-
Reduction in the fair value of Disposal Group held for sale[3]	-	(270)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[4]	-	(451)	-
Profit before income taxes	**22,007**	**21,041**	**4.6**
Income tax expense[5]	5,368	5,631	(4.7)
Net Profit	**16,639**	**15,410**	**8.0**
Minority Interest	45	6	-
Net Profit (after minority interest)	**16,594**	**15,404**	**7.7**
Basic EPS (₹)	**38.97**	**35.44**	**10.0**
Diluted EPS (₹)	**38.91**	**35.38**	**10.0**

[1] Other income includes interest on income tax refund of $2 million (₹8 crore) and Nil for the quarter ended March 31, 2020 and March 31, 2019 respectively, $37 million (₹259 crore) and $7 million (₹51 crore) for the year ended March 31, 2020 and March 31, 2019 respectively and $34 million (₹242 crore) for the quarter ended December 31, 2019.

[2] On account of adoption of IFRS 16- Leases effective April 1, 2019.

[3] Represents a reduction in the fair value amounting $39 million (₹270 crore) in respect of Panaya for the year ended March 31, 2019.

[4] Represents an adjustment in respect of excess of carrying amount over recoverable amount of $65 million (₹451 crore) in respect of Skava for the year ended March 31, 2019.

[5] During the year ended March 31, 2019, on account of the conclusion of an Advance Pricing Agreement ("APA") in an overseas jurisdiction, the Company has reversed income tax expense provision of $14 million (₹94 crore) which pertains to previous period.